FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Issuance by CGGVeritas of Bonds Convertible into and/or

Exchangeable for New or Existing shares (OCEANEs)

Exercise of the over-allotment option : amount of the issue

increased to €360 million

Paris, 15 November 2012

CGGVeritas (ISIN: FR0000120164 – NYSE: CGV) launched on 13 November 2012 an issuance of bonds convertible into and/or exchangeable for new or existing shares (“OCEANEs”) due 1st January 2019 (the “Bonds”).

The Joint Lead Managers and Joint Bookrunners of the issuance of the Bonds have informed CGGVeritas that they are exercising in full the over-allotment option granted to them.

As a result, the aggregate principal amount will be increased to approximately €360 million.

Furthermore, one of the Joint Lead Managers and Joint Bookrunners, as stabilising manager, has informed CGGVeritas that no stabilisation has been carried out during the stabilisation period, which began on 13 November 2012 and ended today.

The expected date of issue and settlement and delivery of the Bonds is 20 November 2012.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the regulated market of NYSE Euronext in Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:

Investors Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

***

IMPORTANT NOTICE

This press release and the information contained herein do not constitute an offer to subscribe a purchase bonds convertible into new shares and/or exchangeable for existing shares (the “Bonds”), or any other securities, issued by CGGVeritas.

A prospectus (the “Prospectus”), consisting of the Company’s reference document filed with the Autorité des Marchés Financiers (“AMF”) on 20 April 2012 under number D.12-0379 (the “Document de Référence”), the reference document updates filed with the AMF on 25 September 2012 under number D.12-0379-A01 and on 12 November 2012 under number D.12-0379-A02, a securities note and a Prospectus summary (included in the securities note), was approved by the AMF under visa n°12-542 on 13 November 2012. Copies of the Prospectus are available at the registered office of the Company, on the website of the Company (www.cggveritas.com) and on the website of the AMF (www.amf-france.org).CGGVeritas draws investors’ attention to the risk factors describing the Company, its industry and the Acquisition, included in chapter 3 of the Document de Référence and its updates, and section 2 of the securities note.

This press release is not an offer to the public, an offer to subscribe or designed to solicit interest for purposes of an offer to the public in any jurisdiction, including France.

The Bonds have only been offered by way of a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France). The AMF granted visa n° 12-542 dated 13 November 2012 on the prospectus to list the Bonds on Euronext Paris.

European Economic Area

With respect to the Member States of the European Economic Area which have implemented the Prospectus Directive (the “Relevant Member States”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in Relevant Member States:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, (i) the expression “offer to the public of Bonds” in relation to any Bond in any Relevant Member States, means any communication, to individuals or legal entities, in any form and by any means, of sufficient information on the terms and conditions of the offering and on the Bonds to be offered, thereby enabling an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

France

The Bonds have not been and will not be offered or sold or cause to be offered or sold, directly or indirectly, to the public in France. Any offers or sales of the Bonds and distributions of any offering material relating to the Bonds have been and will be made in France only to (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, as defined in, and in accordance with, Articles L.411-1, L. 411-2 and D.411-1 of the French Code monétaire et financier.

United Kingdom

This press release is addressed only (i) to persons located outside the United Kingdom, (ii) to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) to people designated by Article 49(2) (a) to (d) of the Order or (iv) to any other person to whom this press release could be addressed pursuant to applicable law (the persons mentioned in paragraphs (i), (ii), (iii) and (iv) all deemed relevant persons (“Relevant Persons”). The Bonds and, if applicable, the shares of CGGVeritas to be delivered upon exercise of the conversion rights (the “Financial Instruments”) are intended only for Relevant Persons and any invitation, offer of contract related to the subscription, tender, or acquisition of the Financial Instruments may be addressed and/or concluded only with Relevant Persons. All persons other than Relevant Persons must abstain from using or relying on this document and all information contained therein.

This press release is not a prospectus which has been approved by the Financial Services Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the Order.

Each institution in charge of the placement has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated invitations or inducements to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000), received by it in connection with the Bonds, in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the issuer; and

(ii)

it has complied and will comply with all applicable provisions of the Financial Services and Market Act 2000 with respect to anything that it has done or will do in relation to the Bonds in the United Kingdom, from the United Kingdom or otherwise involving the United Kingdom.

United States of America

This announcement does not constitute or form part of any offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States of America. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States of America to U.S. persons, or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements. The issuer does not intend to register any portion of the proposed offering in the United States of America and no public offering will be made in the United States of America. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.

Canada, Australia and Japan

The Bonds have not been and will not be offered, sold or purchased in Canada, Australia or Japan.

The information contained in this press release does not constitute an offer of securities for sale in Canada, Australia or Japan.

This press release has been issued by and is the sole responsibility of CGGVeritas. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Lead Managers and Joint Bookrunners or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this press release or any other written or oral information made available to or publicly available to any interested party or its advisers, and any responsibility or liability therefor whether arising in tort, contract or otherwise is expressly disclaimed.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP